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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/04_____ AND ENDING___06/30/05___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadephia Investors, Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1528 Walnut Street, Suite #510
                                                      (No. and Street)

Philadelphia   PA   19102
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Clarence Z. Wurts   215-772-1177
                                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis W. Glick & Associates, PC
                        (Name – if individual, state last, first, middle name)

3993 Huntingdon Pike, Suite 201 Huntingdon Valley, PA 19006
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

AUG 3 0 2005 ℰ

FINANC...

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Clarence Z. Wurts_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Philadelphia Investors, Ltd._ , as of _June 30_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADEPHIA INVESTORS, LTD.
(An S Corporation)

FINANCIAL REPORT
JUNE 30, 2005

PHILADEPHIA INVESTORS, LTD.

DENNIS W. GLICK & ASSOCIATES, P.C.

Certified Public Accountants

SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To The Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Philadelphia Investors, Ltd (an S Corporation) as of June 30, 2005, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Investors, Ltd.(an S Corporation) as of June 30, 2005, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huntingdon Valley, Pennsylvania
August 10, 2005

PHILADEPHIA INVESTORS, LTD.

Statement of Financial Condition

June 30,	2005
Assets	
Cash and cash equivalents	$ 63,761
Equity securities owned, at market value	786,055
Furniture and equipment, at cost, less accumulated depreciation of $211,999	16,660
Prepaid expenses	2,109
Other assets	4,375
Total assets	872,960
Liabilities and Stockholder's Equity	
Liabilities	
Payable to clearing broker	$304,659
Loans payable, related party	38,000
Commissions payable	24,177
Accounts payable and accrued expenses	13,584
Total Liabilities	380,420
Commitments and Contingencies	
Stockholder's Equity	
Common stock, par value, $1 Authorized 1,000 shares; Issued and outstanding 100 shares	100
Additional paid in capital	546,007
Accumulated deficit	(53,567)
Total Stockholder's Equity	492,540
Total Liabilities and Stockholder's Equity	$872,960

The accompanying notes are an integral part of these financial statements

PHILADEPHIA INVESTORS, LTD.

Statement of Operations

For the year ended June 30,	2005
Revenues	
Commissions	$ 592,858
Interest income	23,575
Net gain on marketable securities	153,320
Total revenues	769,753
Expenses	
Employees' salary and benefits	212,567
Commissions	176,509
Communication costs	40,455
Clearing corporation transaction and related costs	107,619
Registration and license	6,761
Occupancy costs and depreciation expense	76,910
Professional fees	30,090
Interest	14,077
Other	38,002
Total Expenses	702,990
Other Income	45,367
Net Income	$ 112,130

The accompanying notes are an integral part of these financial statements

PHILADEPHIA INVESTORS, LTD.

Statement of Changes In Stockholder's Equity

For the year ended June 30,				2005
	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2004	$ 100	$ 546,007	$(128,192)	$ 417,915
Net Income			112,130	112,130
Contributions			0	0
Distributions			(37,505)	(37,505)
Balance, June 30, 2005	$ 100	$ 546,007	$(53,567)	$492,540

The accompanying notes are an integral part of these financial statement

PHILADEPHIA INVESTORS, LTD.

Statement of Cash Flows

For the year ended June 30,	2005
Operating Activities	
Net income	$ 112,130
Adjustments to reconcile net income to net	
cash provided (used in) operating activities:	
Depreciation	9,239
Changes in assets and liabilities:	
(Increase) decrease in assets	
Equity securities owned	(157,248)
Prepaid expenses	(410)
Other assets	6,020
Increase (decrease) in liabilities	
Payable to clearing broker	103,151
Commissions payable	(3,291)
Accounts payable and accrued expenses	(48,223)
Net cash provided by operating activities	21,368
Investing Activities	
Purchase of furniture and equipment	(8,038)
Net cash (used in) investing activities	(8,038)
Financing Activities	
Distributions	(37,505)
Net cash (used in) financing activities	(37,505)
Decrease in cash and cash equivalents	(24,175)
Cash and cash equivalents - beginning of year	87,936
Cash and cash equivalents - end of period	$ 63,761
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 14,077

The accompanying notes are an integral part of these financial statements

Note 1.   **Incorporation of Company**

Philadelphia Investors, Ltd. (the "Company") operates in Pennsylvania as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (the Pershing Division of Donaldson Lufkin & Jenrette - "Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2.   **Summary of Significant Accounting Policies**

Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable securities owned, consisting of equity securities, are valued at market value. The resulting differences between cost and market are included in the statement of operations.

The Company is depreciating its furniture and equipment, which is carried at cost, using the straight-line method over periods ranging from three to seven years.

The Company, with the consent of its stockholder, elected to have its income taxed under the S Corporation provisions of the Internal Revenue Code and Pennsylvania S Corporation regulations, which provide that, in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Note 3.   Payable To Clearing Broker

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2005, substantially all of the marketable securities owned and amounts due to the Company's clearing broker were positions with, and amounts receivable from or payable to, this clearing broker. At June 30, 2005, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

Note 4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $304,554, which was $204,554 in excess of its required net capital of $100,000. The Company's net capital ratio was .25 to 1.

Note 5.   Commitments And Contingencies

Operating Lease Commitments

The Company is committed under one noncancellable operating lease that expires in April 2009. The minimum annual rental commitments under the lease at June 30, 2005 is summarized as follows:

Years Ending June 30	Amount
2006	$1,668
2007	1,668
2008	1,668
2009	1,390
	$6,394

Rental expenses for all leases for the years ended June 30, 2005 totaled $66,056.

Note 6.   Loans payable, related party

During the year ended June 30, 1993, the Company borrowed $38,000 from a related party. The loan is interest-free and due on demand.

Note 7.   Financial instruments with off-balance-sheet risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 8.   Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

> *Cash and cash equivalents, loans receivable, loans payable -*
> *related party and commissions payable:*

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Note 9.   Concentrations and credit risk

The Company places substantially all cash with one financial institution that is not FDIC or SIPC insured.

A third party custodian maintains the Company's investments. At June 30, 2005 the investments with this custodian were 56.7% concentrated in three equity securities.

One customer accounted for approximately 30% of the Company's commission income during the year ended June 30, 2005.

PHILADEPHIA INVESTORS, LTD.

Computation Of Net Capital, Pursuant To Rule 15c3-1

June 30,	2005
Computation of Net Capital	
Stockholder's equity from statement of financial condition	$492,540
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	492,540
Deduction and/or charges:	
Total nonallowable assets	23,144
Net capital before haircuts on securities positions	469,396
Haircuts on securities positions (including undue concentration charges of $46,052)	164,842
Net Capital	**$304,554**
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $75,761 pursuant to Rule 15c3-1	$ 5,050
Minimum dollar net capital requirements of reporting broker/dealer	100,000
Net capital requirement	100,000
Excess net capital	$204,554
Computation Of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$380,420
Less payable to clearing broker	(304,659)
Aggregate Indebtedness	**$ 75,761**
Ratio: Aggregate Indebtedness To Net Capital	.25 to 1

Statement Pursuant to Rule 17a-5(d)(4)

June 30,   2005

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of Form X-17a-5 dated July 19, 2005 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

June 30,   2005

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Computation for Determination of Reserve
Requirements under Rule 15c3-3

June 30,   2005

The Company claims exemption from the requirements of Rule15c3-3 under Section (k)(2)(ii) of the Rule.

Supplementary

Information

DENNIS W. GLICK & ASSOCIATES, P.C.

Certified Public Accountants

SUITE 201 · HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Philadelphia Investors, Ltd. (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Huntingdon Valley, Pennsylvania
August 10, 2005